Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
MINN SHARES INC.

Minn Shares Inc., a corporation organized and existing under and by the virtue of the Delaware General Corporation Law, hereby certifies as follows:

FIRST: That the name of the corporation is Minn Shares Inc. (the “Corporation”). The original Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on October 22, 2010.

SECOND: This Certificate of Amendment has been duly adopted by the Corporation’s Board of Directors and its stockholders in accordance with the provisions of Sections 242 and 228 of the Delaware General Corporation Law.

THIRD: That Article 5 of the Certificate of Incorporation is hereby amended by adding the following new paragraph:

“Effective 4:01 p.m. EDT on April 6, 2017 (the “Effective Time”), each 50 shares of common stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”), subject to the treatment of fractional shares interests described below. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”) shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined. No fractional shares of Common Stock shall be issued. No stockholder of the Corporation shall transfer any fractional shares of Common Stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock. A holder of common stock immediately prior to the Effective Time who, after the Effective Time, would otherwise be entitled to a fraction of a share of common stock as a result of such combination shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the holder would otherwise be entitled multiplied by the last reported per share sale price of the common stock as of immediately prior to the Effective Time, as reported on an over-the-counter market quotation system (or if such price is not available, then such other price as determined by the Board of Directors) and as appropriately adjusted for such combination.”

FOURTH: No changes are made to the number and class of shares of capital stock which the Corporation is authorized to issue.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation of Minn Shares Inc. has been executed by a duly authorized officer of the Corporation on April 5, 2017.

By:	/s/ John P. Yeros
Name:	John P. Yeros
Its:	Chief Executive Officer